FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission File Number: 333-13586

For the Month of April, 2002

Total number of pages : 6
The exhibit index is located on page 2.

Mitsui Sumitomo Insurance Company, Limited
(Translation of registrant's name into English)

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

Information furnished on this form:

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Company, Limited

Date: May 1, 2002

By: Kazuhiko Yaguchi

Kazuhiko Yaguchi
General Manager ,
Shareholder Relations & Legal Dept.

1. [Translation in English]

April 26, 2002

Mitsui Mutual Life Insurance Company
Sumitomo Life Insurance Company
Mitsui Sumitomo Insurance Co.,Ltd.
Sumitomo Mitsui Banking Corporation

Merger of Asset Management Subsidiaries

Tokyo, April 26, 2002 Mitsui Mutual Life Insurance Company ("Mitsui Life"), Sumitomo Life Insurance Company ("Sumitomo Life"), Mitsui Sumitomo Insurance Co., Ltd ("MSI") and Sumitomo Mitsui Banking Corporation ("SMBC") announced today that they had reached a basic agreement on the merger of their asset management subsidiaries—MITSUI LIFE GLOBAL ASSET MANAGEMENT CO., LTD. ("MLG"), Sumitomo Life Investment Co., Ltd. ("SLI"), Sumisei Global Investment Trust Management Co., Ltd. ("SGT"), MITSUI SUMITOMO INSURANCE ASSET MANAGEMENT CO., LTD. ("MSIAM"), and SAKURA INVESTMENT MANAGEMENT CO., LTD. ("SAMCO")—subject to approval from relevant governmental authorities. The merger was a result of an ongoing study and discussion carried out by Mitsui Life, Sumitomo Life, MSI and SMBC on reorganization of asset management business within the framework of the "Implementation of Comprehensive Alliance" announced on November 22, 2001.

I. Purpose of the Merger

In Japan, the asset management market is expected to expand. However fierce competition within the industry will intensify. As a result, Japanese asset management companies must strengthen their investment management capabilities and enhance company management. In order to cope with changes in the field of asset management taking place in Japan, Mitsui Life, Sumitomo Life, MSI and SMBC decided to integrate their asset management subsidiaries. By leveraging the strengths of these subsidiaries, the new company will endeavor to enhance its investment management capability and improve greatly its efficiency. The new company will aim at becoming a premier asset management company, offering world-class service to all of its retail and institutional clients.

II. New company's services

A. Improve investment management capability and provide a strong line-up of investment management products

The new company will have expanded research function and active investment management capabilities as a result of the merger. It will also leverage the merger effect to proactively provide passive investment management and alternative investment management products. Building on the merging companies' asset management expertise in insurance, pension funds, investment trusts, etc., the new company will display its commitment to become a full-line asset management company which is capable of meeting a diverse range of needs from every customer. All current investment management services will be provided in a smooth transition by the new company to maintain consistency of management style.

B. Improve customer relationship utilizing a broad range of customer interfaces

The new company will gain an extremely wide range of methods to improve communication and customer relations. These include not only merging companies' own sales networks, but also call centers, on-line interfaces, and channels of banks and life/non-life insurance companies, allowing access in a manner which can suite the needs and desires of various types of customers.

C. Improve risk management and customer reporting

Risk management and back-office function are increasingly important factors for superior asset management. The new company will endeavor to secure higher quality in risk management and customer reporting. A substantial amount of investment in developing and managing computer system is required and this challenge is a heavy burden faced by Japanese asset management companies. The integration of the systems will significantly reduce business administration costs, enabling the new company to proactively devote more of its resources in advanced computer system, with the goal to full transparency in asset management and better customer reporting.

III. Schedule and other matters

The merger is targeted for December, 2002. Details of the new company such as the name, address , and personnel will be available at a later date.

For reference: Outline of the new company

(Amount in 100 million Yen, as of March 31, 2002)

	MLG	SGT	SLI	MSIAM	SAMCO
President	Osamu Tezuka	Osamu Otsuka	Atsushi Saito	Keisuke Mizutani	Tsuyoshi Kuriyama
Paid in Capital	2.0	13.5	16.5	19.0	12.8
AUM※1	20,772	1,785	75,881	27,542	5,520
Institutional investment management	19,964	1	74,539	26,938	3,059
Investment Trust	808	1,784	1,342	604	2,461
Employees※2	112	60	185	106	98

※1 :Assets under management
※2 :Employees including Directors, Executive Officers and Auditors

Total Assets under management of the new company (as of March 31, 2002)

(1) Investment Advisory : ¥12,450 billion (The largest)

(2) Investment Trust : ¥ 700 billion (13th largest)